Exhibit 4.3

Execution

AMENDED AND RESTATED EXCHANGE AGREEMENT

        THIS AMENDED AND RESTATED EXCHANGE AGREEMENT (this “Agreement”), dated as of November 29, 2004 and effective as of October 8, 2004, is executed and delivered by and between General Mills, Inc., a Delaware corporation (“General Mills”), and Capital Trust, a Delaware statutory trust (the “Trust”). Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Third Amended and Restated Limited Liability Company Agreement of General Mills Cereals, LLC, a Delaware limited liability company (“Cereals LLC”), dated and effective as of October 8, 2004 (the “LLC Agreement”).

        WHEREAS, GM Class B, Inc. a Delaware corporation (“GM Class B”), on October 8, 2004 sold preferred securities designated as the Series B-1 preferred securities (the “Series B-1 Preferred Securities”), representing Series B-1 Limited Membership Interests of Cereals LLC (the “Series B-1 Interests”), each having an initial Capital Account balance of $1,000, to Lehman Brothers Special Financing Inc. (the “Initial Purchaser”), which immediately subsequent transferred such Series B-1 Preferred Securities to the Trust.

        WHEREAS, GM Class B is a wholly owned subsidiary of General Mills and General Mills received and will receive substantial benefits from the sale of the Series B-1 Preferred Securities.

        WHEREAS, as an inducement to the Initial Purchaser to purchase the Series B-1 Preferred Securities, General Mills and the Initial Purchaser entered into an exchange agreement, dated as of October 8, 2004 (the “Original Exchange Agreement”), and binding upon subsequent holders of the Series B-1 Preferred Securities (the “Holders”), providing that upon the occurrence of certain events described therein, the Series B-1 Preferred Securities will be automatically exchanged for Series A Cumulative Preference Stock of General Mills (the “Perpetual Preferred Stock”).

        WHEREAS, Capital Trust, as the Holder, and General Mills have agreed to amend and restate the Original Exchange Agreement to correct one of the events that constitutes an Exchange Event (as defined below) and to clarify the terms of the Perpetual Preferred Stock.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally and validly bound, hereby execute and deliver this Agreement for the benefit of the Initial Purchaser and any subsequent Holders as follows:

        Section 1.      Automatic Exchange.

        (a)    Upon the occurrence of an Exchange Event, the Series B-1 Preferred Securities shall be automatically exchanged (the “Automatic Exchange”) for Perpetual Preferred Stock having an aggregate liquidation preference equal to the deemed Mark-to-Market Capital Account balance determined in accordance with Section 9.2(k) of the LLC Agreement with respect to the Series B-1 Interests represented by such Series B-1 Preferred Securities.

        (b)    An Automatic Exchange shall occur if: (i) the senior unsecured debt rating of General Mills falls below either Ba3 as rated by Moody’s Investors Service, Inc. or BB- as rated by Standard & Poor’s, a division of The McGraw Hill Corporation or BB- by Fitch, Inc.; (ii) a Bankruptcy or liquidation of General Mills occurs; (iii) a default on any senior Indebtedness of General Mills results in an acceleration of Indebtedness having an outstanding principal balance in excess of $50,00,000; (iv) General Mills fails to pay a dividend on its common stock in any fiscal quarter or (iv) a Liquidating Event shall occur under Section 13.1(a)(i) of the LLC Agreement (each, an “Exchange Event”).

        (c)    The Automatic Exchange shall occur as of 11:00 a.m., New York City time, on the earliest possible date such exchange could occur, but in no event more than 30 days following the Exchange Event (the “Time of Exchange”). General Mills will mail notice of the occurrence of the Time of Exchange to the Holders at least 20 days prior to the Time of Exchange. At the Time of Exchange, each Holder of Series B-1 Preferred Securities will be unconditionally obligated to surrender to General Mills the certificates representing the Series B-1 Preferred Securities held by such Holder and General Mills will be unconditionally obligated to deliver to the Holders, in exchange for such Series B-1 Preferred Securities, certificates for Perpetual Preferred Stock having an aggregate liquidation preference equal to the deemed Mark-to-Market Capital Account balance determined in accordance with Section 9.2(k) of the LLC Agreement with respect to the Series B-1 Interests represented by such Series B-1 Preferred Securities. Until such certificates are delivered (or in the event such certificates are not delivered), certificates previously representing the Series B-1 Preferred Securities will be deemed for all purposes to represent corresponding shares of Perpetual Preferred Stock. If, at the time of the Automatic Exchange, the Series B-1 Preferred Securities are held by The Depository Trust Company (“DTC”) in global form, the Automatic Exchange will be effected by DTC automatically upon receipt of notice from General Mills that an Exchange Event has occurred.

        (d)    Any Series B-1 Preferred Securities redeemed by Cereals LLC prior to the Time of Exchange shall not be deemed outstanding and shall not be subject to the Automatic Exchange. Additionally, any Series B-1 Preferred Securities held by General Mills or any of its affiliates shall not be subject to the Automatic Exchange. Holders of the Series B-1 Preferred Securities cannot exchange their Series B-1 Preferred Securities for corresponding shares of Perpetual Preferred Stock prior to the occurrence of an Exchange Event. Absent the occurrence of an Automatic Exchange, Holders of the Series B-1 Preferred Securities will have no distribution, voting, liquidation, preference or other rights with respect to the Perpetual Preferred Stock.

        (e)    The dividend rate on the Perpetual Preferred Stock at the Time of Exchange shall equal the Series B-1 Preferred Return Rate in effect at such time (the “Perpetual Preferred Return Rate”). Dividends will be cumulative and will accrue from, and include, the date the Perpetual Preferred Stock is issued. If the Series B-1 Preferred Return Rate is a Fixed Rate, the Perpetual Preferred Return Rate will remain a Fixed Rate until such time as the Fixed Rate Period ends. After the end of the Fixed Rate Period, General Mills will have the option of: (i) conducting a Remarketing of the Perpetual Preferred Stock to set a new Fixed Rate and a new Fixed Rate Period; provided that, with respect to any remarketing of the Perpetual Preferred Stock at the end of the Initial Fixed Rate Period, if the remarketing proceeds are less than ninety percent of the initial Capital Account of the Series B-1 Preferred Securities, a failed remarketing shall be deemed to have occurred or (ii) resetting the dividend rate on the Perpetual Preferred Stock to a Floating Rate equal to 1.61% plus the greater of (A) the 3-month LIBOR Rate, (B) the 10-year Treasury CMT or (C) the 30-year Treasury CMT. Dividends on the Perpetual Preferred Stock shall be payable on each Class B Distribution Date and shall be payable in cash; provided, however, that if General Mills has failed to pay regularly scheduled dividends on its Common Stock, par value $0.10 per share (the “Common Stock”), in any quarterly period, the Corporation may, at its option, pay the dividend on the Perpetual Preferred Stock payable in such quarterly period in a number of shares of Common Stock having a Fair Market Value equal to the amount of such dividend payment. “Fair Market Value” means the average of the closing price of the Common Stock, as reported on composite transaction tape of The New York Stock Exchange, during the five trading days immediately preceding the date on which the dividend is declared.

        (f)    The Perpetual Preferred Stock shall not be redeemable prior to the first Scheduled Reset Date. General Mills may redeem all or part of the Perpetual Preferred Stock on or after the first Scheduled Reset Date at a per share redemption price equal to the stated value, plus accrued and unpaid dividends thereon to the date of redemption, provided that the Perpetual Preferred Stock may not be redeemed on the first Scheduled Reset Date if the aggregate redemption price as of the first Scheduled Reset Date is less than 90% of the initial Capital Account balance of the Series B-1 Preferred Securities.

        (g)       If the Time of Exchange occurs prior to the first Scheduled Reset Date and General Mills has not given notice to the Holders at least 30 Business Days prior to the first Scheduled Reset Date that the Perpetual Preferred Stock will be redeemed on the first Scheduled Reset Date, then the Perpetual Preferred Stock shall be remarketed pursuant to the procedures described in Section 7.2 of the LLC Agreement, as if it were the first Class B Mandatory Remarketing of the Series B-1 Interests.

        Section 2.      Benefit.    This Agreement is solely for the benefit of General Mills and the Holders of the Series B-1 Preferred Securities. General Mills waives any right or remedy to require that any action be brought first against any other Person before proceeding directly against General Mills for failure to perform its respective obligations hereunder. The Holders may enforce this Agreement directly against General Mills.

        Section 3.      Successors and Assigns.    This Agreement shall bind the successors, assigns, receivers, trustees and representatives of General Mills and the Holders of the Series B-1 Preferred Securities then outstanding. Except in connection with any merger or consolidation of General Mills with or into another entity or any sale, transfer or lease of General Mills’ assets to another entity in which the surviving organization, if other than General Mills, assumes General Mills’ obligations under this Agreement, General Mills may not assign its rights or delegate its obligations under this Agreement without the prior approval of the Holders of Series B-1 Preferred Securities representing not less than 66 2/3% of the outstanding Series B-1 Interests (excluding any Series B-1 Preferred Securities held by General Mills or any of its affiliates).

        Section 4.      Amendments.    Except as provided in the immediately succeeding sentence, this Agreement may be amended by the parties hereto only with the prior approval of the Holders of Series B-1 Preferred Securities representing not less than 66 2/3% of the outstanding Series B-1 Interests (excluding any Preferred Securities held by General Mills or any of its affiliates). This Agreement may be amended without the consent of the Holders to

(a) cure any ambiguity, (b) correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision of this Agreement or (c) add to the covenants, restrictions or obligations General Mills. Any amendment hereof in accordance with this Section 4 shall be binding on all the Holders.

        Section 5.      Notices.    All notices provided for in this Agreement shall be in writing, duly signed by the party giving such notice, and shall be delivered, telecopied or mailed by first class mail, as follows:

If to General Mills:	General Mills, Inc.
One General Mills Boulevard
Minneapolis, Minnesota 55440
Attention: Elizabeth L. Wittenberg
Telecopy: (763) 764-5011
Telephone: (763) 764-7600

If to the Trust:	The Bank of New York
101 Barclay Street, Floor 8W,
New York, New York 10286
Attention: Corporate Trust Administration

        All such notices shall be deemed to have been given when received in person, telecopied with receipt confirmed, or mailed by first class mail, postage prepaid except that if a notice or other document is refused delivery or cannot be delivered because of a changed address of which no notice was given, such notice or other document shall be deemed to have been delivered on the date of such refusal or inability to deliver; provided, that any notice to the Trust shall not be deemed to have been given to the Trust until received by the Trust at its address set forth above.

        Section 6.      Governing Law.    THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

        Section 7.      Counterparts.    The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this Agreement.

        Section 8.      Severability.    Every provision of this Agreement is intended to be severable, and, if any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement. The preceding sentence of this Section 8 shall be of no force or effect if the consequence of enforcing the remainder of this Agreement without such illegal or invalid term or provision would be to cause any party to lose the material benefit of its economic bargain.

        IN WITNESS WHEREOF, this Agreement is executed as of the day and year first above written.

GENERAL MILLS, INC.

By:	/s/David B. VanBenschoten
David B. VanBenschoten
Vice President and Treasurer

CAPITAL TRUST, By The Bank of New York, as Trustee

By:	/s/Stacey B. Poindexter
Stacey B. Poindexter
Assistant Vice President